FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA

FOURTH QUARTER 2002 RESULTS - HIGHLIGHTS

* Net income ^ was C$260 million for the year ended 31 December 2002, an increase of 21.5 per cent from C$214 million in the same period of 2001.

* Net income ^ was C$65 million for the quarter ended 31 December 2002, an increase of 27.5 per cent from C$51 million in the fourth quarter of 2001.

* Return on average common equity was 16.4 per cent for the year ended 31 December 2002 and 15.9 per cent for the quarter ended 31 December 2002 compared to 14.9 per cent and 13.3 per cent, respectively, for the same periods in 2001.

* The cost:income ratio was 56.4 per cent for the year ended 31 December 2002 and 57.7 per cent for the quarter ended 31 December 2002, compared with 60.0 per cent and 64.0 per cent for the respective periods in 2001.

* Total assets of C$35.2 billion at 31 December 2002 compared to C$33.3 billion at 31 December 2001.

* Total assets under administration were C$15.1 billion at 31 December 2002, of which C$11.9 billion were funds under management and C$3.2 billion were custody and administration accounts.

^ HSBC Bank Canada acquired Merrill Lynch HSBC Canada Inc. (‘MLHSBC’) on 31 October 2002. For financial reporting, the income and expenses of MLHSBC were accounted for effective 1 July 2002, the date HSBC Group acquired full ownership of MLHSBC, and have been recorded in the results for the fourth quarter of 2002.

Financial Commentary

HSBC Bank Canada recorded net income of C$260 million for the year ended 31 December 2002, an increase of C$46 million, or 21.5 per cent, from C$214 million for the year ended 31 December 2001. Net income for the quarter ended 31 December 2002 was C$65 million compared to C$51 million for the fourth quarter of 2001, an increase of 27.5 per cent. The increases in the year and fourth quarter were primarily attributed to higher net interest income and other income and lower salaries and benefits. These were partially offset by higher other non-interest expenses.

Martin Glynn, President and Chief Executive Officer, said: "Overall we are pleased with the results for the quarter and for the year ended 31 December 2002. Our retail and commercial banking businesses continued to perform well.

"A key focus for 2002 was to maintain our excellent customer service. I am very pleased to report that HSBC Bank Canada was rated the highest for overall quality of customer service amongst all banks included in the ‘2002 Customer Service Index’, an independent study conducted annually by Market Facts of Canada. This distinction could only have been achieved through the hard work and efforts of all our staff.

"In 2003 we will continue to focus on growing our core businesses. The acquisition of MLHSBC during the quarter will be an advantage to our wealth management business as clients will have more direct access to HSBC and will benefit from HSBC’s development of products and services. We will also reinforce the HSBC brand in Canada, while working with our colleagues at HSBC Bank USA in building North America’s leading cross border financial institution."

Net interest income

Net interest income for the year ended 31 December 2002 was C$856 million, an increase of C$102 million, or 13.5 per cent, from C$754 million for the year ended 31 December 2001. For the quarter ended 31 December 2002 net interest income was C$210 million, an increase of 6.6 per cent from C$197 million in the same period of 2001. The increases benefited from the low interest rate environment and buoyant economy in Canada during 2002. As a result, the housing market was active and contributed to the strong growth in residential mortgages during 2002.

The net interest margin, as a percentage of average interest earning assets, increased to 2.79 per cent for the year ended 31 December 2002 from 2.70 per cent for the same period in 2001. Margins benefited from the effect of lower interest rates, particularly on funding costs, as maturing higher cost borrowings were replaced with lower cost funds.

Other income

Other income increased 5.3 per cent to C$441 million for the year ended 31 December 2002 compared to C$419 million for the year ended 31 December 2001. For the quarter ended 31 December 2002, other income was C$123 million, or 10.8 per cent higher, compared to C$111 million for the same period in 2001. Excluding the C$8 million of other income, primarily capital market fees, arising as a result of the acquisition of MLHSBC, other income in the quarter ended 31 December 2002 increased by 3.6 per cent compared to the same period in 2001.

Other income in the fourth quarter of 2002 included a one-time gain of C$17 million realised on the sale of the bank’s shareholding in the Toronto Stock Exchange. Capital market fees in the fourth quarter of 2002 were lower than the same period in 2001 as a result of the restructuring of the institutional equity business in the first half of 2002 and the continuing weakness in equity markets.

Excluding capital market fees, trading revenue, securitisation income, the MLHSBC acquisition and the one-time gain, other income from the bank’s other lines of business decreased 3.9 per cent for the quarter and increased 5.0 per cent for the year ended 31 December 2002 compared to the same periods in 2001.

Non-interest expenses

Non-interest expenses were C$730 million, or 3.7 per cent higher, for the year ended 31 December 2002 compared to C$704 million for the year ended 31 December 2001. For the quarter ended 31 December 2002, non-interest expenses decreased 3.0 per cent to C$191 million compared to C$197 million for the same period in 2001. Excluding the C$9 million of non-interest expenses arising as a result of the acquisition of MLHSBC, non-interest expenses in the quarter ended 31 December 2002 decreased by 7.6 per cent compared to the same period in 2001.

Salaries and benefits in the fourth quarter of 2002 were lower than the same period in 2001 due to lower performance-based compensation and lower headcount reduction related costs. Other non-interest expenses in the fourth quarter of 2002 were higher than the same period in 2001 due to a one-time charge for rationalisation of leased office space. In addition, marketing costs were higher due to campaigns to increase brand awareness. Offsetting these increases were higher commodity tax and one-off operating expenses in the fourth quarter of 2001.

Continued cost containment measures and the restructuring of the institutional equity business have resulted in a significant decrease in the cost:income ratio. The cost:income ratio for the fourth quarter of 2002 was 57.7 per cent compared to 64.0 per cent for the same period in 2001. On an annual basis, the cost:income ratio was 56.4 per cent (54.0 per cent excluding restructuring costs) compared to 60.0 per cent for the same period in 2001.

Provision for income taxes

The provision for income taxes was C$164 million for the year ended 31 December 2002 compared to C$147 million for the same period in 2001. The effective tax rate decreased to 38.7 per cent from 40.7 per cent for the same period in 2001 due to the lower tax rates in Canada for 2002. For the quarter ended 31 December 2002 the provision for income taxes was C$48 million compared to C$26 million in 2001 reflecting a number of one-off items in both periods.

Credit quality and provision for credit losses

The provision for credit losses was C$127 million for the year ended 31 December 2002 compared to C$92 million in the same period of 2001. The higher provision levels in 2002 reflected the impact of an exposure within the telecommunications sector in Canada. For the quarter ended 31 December 2002 the provision for credit losses was C$25 million compared to C$30 million for the quarter ended 31 December 2001.

Total impaired loans decreased C$57 million, or 20.2 per cent, to C$225 million at 31 December 2002 compared to C$282 million at 31 December 2001. The allowance for credit losses was in excess of impaired loans by C$86 million compared to C$33 million at the same time last year. As a result, the allowance for credit losses as a percentage of impaired loans increased to 138 per cent at 31 December 2002 from 112 per cent at the same time last year. Overall, the allowance for credit losses as a percentage of loans outstanding decreased to 1.29 per cent at 31 December 2002 from 1.42 per cent at the same time last year reflecting a more conservative asset mix.

Balance sheet

Total assets at 31 December 2002 were C$35.2 billion, up C$1.9 billion from C$33.3 billion at 31 December 2001. Loans increased by C$2.0 billion to C$23.9 billion due primarily to a C$1.4 billion increase in residential mortgages, net of securitisations, and C$0.4 billion in loans to businesses and governments.

Total deposits increased C$1.7 billion from C$26.7 billion at 31 December 2001 to C$28.4 billion at 31 December 2002. Deposits from individuals grew C$1.0 billion to C$14.4 billion and businesses and government deposits increased by C$1.6 billion to C$13.2 billion over the same period.

Total assets under administration

Funds under management were C$11.9 billion at 31 December 2002 compared to C$9.4 billion at 30 September 2002 and C$9.6 billion at 31 December 2001. The acquisition of MLHSBC added C$1.9 billion in funds under management as at 31 December 2002. Including custody and administration balances, total assets under administration were C$15.1 billion compared with C$14.3 billion at 30 September 2002 and C$12.2 billion at 31 December 2001.

Capital ratios

The bank’s tier 1 capital ratio was 8.4 per cent and the total capital ratio was 11.4 per cent at 31 December 2002. This compares with 8.6 per cent and 11.3 per cent, respectively, at 31 December 2001. Ratios remained strong and afforded a C$50 million dividend on common shares paid in the fourth quarter of 2002 and C$200 million in total during 2002.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares – Series A. The dividend will be payable in cash on 31 March 2003, for shareholders of record on 14 March 2003.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 8,400 offices in 81 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world’s largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada’s 2002 Annual Report will be sent to shareholders during April 2003.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

	Quarter ended			Year ended
Figures in C$ millions	31 Dec02	30Sep02	31Dec01	31Dec02	31Dec01
(except per share amounts)

Earnings
Net income	65	78	51	260	214
Basic earnings per share	0.14	0.17	0.11	0.55	0.45

Performance ratios (%)
Return on average common
equity	15.9	20.1	13.3	16.4	14.9
Return on average assets	0.70	0.86	0.58	0.72	0.65
Net interest margin	2.63	2.84	2.66	2.79	2.70
Cost:income ratio	57.7	50.5	64.0	56.4	60.0
Other income:total income ratio	36.9	32.1	36.0	34.0	35.7

Credit information
Impaired loans	225	317	282
Allowance for credit losses
- Balance at end of period	311	373	315
- As a percentage of impaired loans	138%	118%	112%
- As a percentage of loans outstanding	1.29%	1.54%	1.42%

Average balances
Assets	35,750	35,196	33,637	34,828	31,847
Loans	23,658	23,293	22,101	22,976	21,152
Deposits	28,595	28,291	26,973	27,842	25,511
Common equity	1,553	1,502	1,464	1,538	1,386

Capital ratios (%)
Tier 1	8.4	8.3	8.6
Total capital	11.4	11.3	11.3

Total assets under administration ^
Funds under management	11,888	11,193	9,559
Custodial accounts	3,208	3,141	2,686
Total assets under administration	15,096	14,334	12,245

^ Amounts prior to 31 December 2002 have been restated to adjust for inter-company holdings of assets. Amounts for 30 September 2002 have been restated to adjust for the MLHSBC acquisition.

Consolidated Statement of Income (Unaudited)

	Quarter ended			Year ended
Figures in C$ millions	31Dec02	30Sept02	31Dec01	31Dec02	31Dec01
(except per share amounts)

Interest and dividend income
Loans	331	322	329	1,270	1,448
Securities	29	26	30	110	153
Deposits with regulated
financial institutions	17	26	22	75	123
Total interest income	377	374	381	1,455	1,724

Interest expense
Deposits	158	142	176	564	938
Debentures	9	10	8	35	32
Total interest expense	167	152	184	599	970

Net interest income	210	222	197	856	754

Provision for credit losses	25	34	30	127	92
Net interest income after
provision for credit losses	185	188	167	729	662

Other income
Deposit and payment service charges	20	20	17	75	67
Credit fees	14	15	14	60	53
Capital market fees	19	15	28	69	92
Mutual fund and administration fees	13	15	12	58	57
Foreign exchange	13	15	12	53	49
Trade finance	7	7	6	27	24
Trading revenue	4	3	2	14	13
Securitization income	2	3	5	19	15
Other	31	12	15	66	49
Total other income	123	105	111	441	419

Net interest and other income	308	293	278	1,170	1,081

Non-interest expenses
Salaries and employee benefits	85	86	98	339	359
Premises and equipment	29	23	31	107	115
Other	75	56	68	254	230
Restructuring costs	2	-	-	30	-
Total non-interest expenses	191	165	197	730	704

Income before taxes and non-
controlling interest in income of trust	117	128	81	440	377
Provision for income taxes	48	46	26	164	147
Non-controlling interest in income
of trust	4	4	4	16	16
Net income	65	78	51	260	214
Preferred share dividends	2	2	2	8	8
Net income attributable to
common shares	63	76	49	252	206
Average common shares outstanding
(000's)	466,114	456,168	456,168	458,675	456,168
Basic earnings per share ($)	0.14	0.17	0.11	0.55	0.45

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 31Dec02	At 31Dec01

Assets
Cash and deposits with Bank of Canada	417	466
Deposits with regulated financial institutions	3,317	3,261
	3,734	3,727

Investment securities	2,875	2,474
Trading securities	870	1,153
	3,745	3,627

Assets purchased under
reverse repurchase agreements	416	428

Loans
Businesses and government	11,949	11,575
Residential mortgage	9,809	8,377
Consumer	2,422	2,233
Allowance for credit losses	(311)	(315)
	23,869	21,870

Customers’ liability under acceptances	2,374	2,571
Land, buildings and equipment	111	124
Other assets	940	913
	3,425	3,608
Total assets	35,189	33,260

Liabilities and shareholders’ equity
Deposits
Regulated financial institutions	758	1,747
Individuals	14,432	13,390
Businesses and governments	13,182	11,570
	28,372	26,707

Subordinated debentures	528	447

Acceptances	2,374	2,571
Assets sold under repurchase agreements	28	7
Other liabilities	1,984	1,686
Non-controlling interest in trust and subsidiary	230	230
	4,616	4,494
Shareholders’ equity
Preferred shares	125	125
Common shares	950	935
Contributed surplus	165	165
Retained earnings	433	387
	1,673	1,612
Total liabilities and shareholders’ equity	35,189	33,260

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Year ended
Figures in C$ millions	31Dec02	30Sept02	31Dec01	31Dec02	31Dec01

Cash flows provided by/(used in):
Operating activities	245	402	76	988	34

Financing activities	272	9	247	1,898	3,180

Investing activities	(54)	(938)	(30)	(2,387)	(2,414)

Increase/(decrease) in cash and
cash equivalents	463	(527)	293	499	800
Cash and cash equivalents,
beginning of period	3,174	3,701	2,845	3,138	2,338
Cash and cash equivalents,
end of period	3,637	3,174	3,138	3,637	3,138

Represented by:
Cash resources per balance sheet	3,734	3,693	3,727
Less non-operating deposits ^	(97)	(519)	(589)
Cash and cash equivalents,
end of period	3,637	3,174	3,138

^ Non operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                            Date: February 13, 2003